

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 20, 2009

<u>Via U.S. Mail and Facsimile</u>

Christina W. Hagan
Chief Financial Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

> **Re:** **Dawson Geophysical Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 9, 2008**
> **File No. 0-10144**

Dear Ms. Hagan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Christina W. Hagan (432) 684-3030
Sean Donahue
John Madison